BAA plc

Corporate Office
130 Wilton Road
London SW1V 1LQ

Telephone: 020 7834 9449
Fax: 020 7932 6699

Investor Relations

Direct Tel: 020 7932 6692
Direct Fax: 020 7932 6783

05010681

BAA

10 August 2005

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Dear Sirs

BAA plc (File No 82-3372) 12g3-2(b) Exemption

Please find enclosed information and/or documents furnished by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

To confirm receipt please fax the attached sheet to the number indicated. Thank you.

Yours faithfully

Sarah Hunter
Head of Investor Relations

dlw 8/24

To: Sarah Hunter
Head of Investor Relations
BAA plc
130 Wilton Road
London
SW1W 1LQ

Fax: 44 20 7932 6783

From: Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Re: SEC notification 11 August 2005

BAA plc (File No 82-3372) 12g3-2(b) Exemption

This is to confirm receipt of the information and/or documents furnished referenced above by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

____

Signed

____

Name

____

Date

BAA

News release

Embargoed until 0700 hrs Wednesday 10 August 2005

BAA issues July 2005 Traffic Figures

BAA's seven UK airports handled a record 14.6 million passengers in July 2005, a 2.6% increase against the previous year. The increase was affected by the bombings in London.

With the exception of the European Charter market, all markets recorded gains on the previous year. North Atlantic traffic increased 1.0%, Other Long Haul increased 7.5%, Irish traffic added 8.0% and Domestic traffic rose 1.4%. Traffic to European Charter markets continued to decline, falling 5.5%.

The rate of growth at BAA's London airports was impacted by the London bombings. In addition, capacity constraints in this peak month reduced the ability of Heathrow to accommodate true demand growth. Heathrow traffic recorded a 0.6% decline, while Gatwick and Stansted registered increases of 3.3% and 6.1% respectively.

BAA's Scottish airports recorded a combined increase of 5.8% and with an expanded range of low cost scheduled services, Southampton recorded an increase of 30.8%.

Air transport movements increased 3.9% against the previous year while cargo volumes fell 2.7%.

For further information on BAA plc see www.baa.com

- Ends -

Heathrow Gatwick Stansted Glasgow
Edinburgh Aberdeen Southampton

Corporate Affairs, 130 Wilton Road, London SW1V 1LQ
T +44 (0)20 7932 6654 F +44 (0)20 7932 6659
www.baa.com

BAA

Media enquiries: Sam Bateman/ Mark Mann, BAA plc
tel + 44 (0) 207 932 6654

City enquiries: Sarah Hunter, BAA plc
tel + 44 (0) 207 932 6692

BAA

BAA Traffic Summary : July 2005

Terminal Passengers (000s)	Month	% Change*	Fin year to date: Apr to Jul 05	% Change**	12 months to Jul 05	% Change***
Heathrow	6,456.9	-0.6	23,666.8	0.4	67,746.5	1.9
Gatwick	3,572.5	3.3	12,057.4	3.4	32,407.8	5.7
Stansted	2,175.6	6.1	7,845.8	7.3	21,703.6	6.8
London Area Total	**12,205.0**	**1.7**	**43,570.0**	**2.4**	**121,857.9**	**3.8**
Southampton	194.6	30.8	690.3	28.4	1,702.5	16.7
Glasgow	1,055.9	4.8	3,383.6	3.4	8,722.8	4.8
Edinburgh	845.2	6.2	3,073.6	8.0	8,272.5	6.3
Aberdeen	276.0	8.1	1,008.6	8.5	2,768.6	7.7
Scottish Total	**2,177.2**	**5.8**	**7,465.7**	**5.9**	**19,763.9**	**5.8**
BAA Total	**14,576.8**	**2.6**	**51,726.1**	**3.2**	**143,324.2**	**4.2**

Air Transport Movements	Month	% Change*	Fin year to date: Apr to Jul 05	% Change**	12 months to Jul 05	% Change***
Heathrow	41,049	-0.2	160,217	0.6	470,556	0.6
Gatwick	24,588	4.4	89,805	4.5	248,974	4.8
Stansted	16,268	2.1	61,976	1.5	177,742	0.9
London Area Total	**81,905**	**1.6**	**311,998**	**1.9**	**897,272**	**1.8**
Southampton	4,226	25.1	15,815	25.1	41,133	14.3
Glasgow	9,971	9.8	35,097	5.6	95,329	5.4
Edinburgh	10,572	5.1	40,963	5.7	114,758	3.7
Aberdeen	8,006	10.7	31,196	11.6	87,483	9.6
Scottish Total	**28,549**	**8.2**	**107,256**	**7.3**	**297,570**	**5.9**
BAA Total	**114,680**	**3.9**	**435,069**	**3.9**	**1,235,975**	**3.1**

Cargo (Metric Tonnes)	Month	% Change*	Fin year to date: Apr to Jul 05	% Change**	12 months to Jul 05	% Change***
Heathrow	110,844	-4.3	439,376	-1.3	1,317,743	3.6
Gatwick	18,465	2.5	70,896	0.3	216,344	-2.0
Stansted	19,217	3.3	81,891	10.2	236,075	7.9
London Area Total	**148,526**	**-2.5**	**592,163**	**0.3**	**1,770,162**	**3.4**
Southampton	21	-19.2	82	-12.8	249	-12.0
Glasgow	993	11.6	3,163	5.1	8,807	32.0
Edinburgh	1,816	-22.3	8,246	-9.6	27,272	2.9
Aberdeen	353	9.3	1,409	11.6	4,020	12.1
Scottish Total	**3,162**	**-10.9**	**12,818**	**-4.3**	**40,099**	**9.1**
BAA Total	**151,709**	**-2.7**	**605,063**	**0.2**	**1,810,510**	**3.6**

Above data excludes Air Taxi passengers and Air Taxi movements.

* compared to the month of July 2004

** compared to the four months April to July 2004

*** compared to the twelve months to July 2004

BAA

Market Comparison: July 2005

Market	*BAA Total Jul 04 (000s)*	*BAA Total Jul 05 (000s)*	*% Change*
Domestic	2,480	2,515	1.4
Eire	607	656	8.0
European Scheduled	5,557	5,770	3.8
European Charter*	1,679	1,586	-5.5
North Atlantic	1,975	1,994	1.0
Other Long Haul	1,914	2,057	7.5
Total	**14,212**	**14,577**	**2.6**

* includes North African Charter

Note: Origins and destinations are classified according to ultimate origin or destination of aircraft in the case of multi sector flights

Note: Figures for the market sectors have been rounded. Totals as per Traffic Summary.